UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 8, 2023 titled “GeoPark Reports Third Quarter 2023 Results”
2.	Press Release dated November 8, 2023 titled “GeoPark Announces Quarterly Cash Dividend of $0.134 per Share and Renewal of Share Repurchase Program”
3.	Press Release dated November 8, 2023 titled “GeoPark Announces 2024 Work Program and Shareholder Return Guidelines”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS THIRD QUARTER 2023 RESULTS

EXPLORATION SUCCESSES OPEN MULTIPLE GROWTH FAIRWAYS,

DRILLING OPPORTUNITIES & NEW PLAYS

CONSISTENTLY STRONG FREE CASH FLOW

Bogota, Colombia – November 8, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, reports its consolidated financial results for the three-month period ended September 30, 2023 (“Third Quarter” or “3Q2023”). A conference call to discuss 3Q2023 financial results will be held on November 9, 2023, at 10:00 am (Eastern Standard Time).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the period ended September 30, 2023, available on the Company’s website.

THIRD QUARTER 2023 HIGHLIGHTS

Oil and Gas Production and Operations

•	3Q2023 consolidated average oil and gas production of 34,778 boepd, below its potential mainly due to temporarily shut-in production in the CPO-5 Block (GeoPark non-operated, 30% WI) in Colombia and in the Fell Block (GeoPark operated, 100% WI) in Chile

•	Full-year 2023 average production guidance is expected to be 36,000-37,000 boepd, lower than 38,000-40,000 boepd guidance previously announced mainly due to the delays in bringing back shut-in production

•	In late September 2023, the CPO-5 Block operator received approval from the regulator (ANH) to resume production in the Indico 6 and Indico 7 wells, which are currently producing approximately 8,000 bopd gross in aggregate

•	12 rigs currently in operation (7 drilling rigs and 5 workover rigs), including 4 drilling rigs on exploration and appraisal wells

2023 Exploration Campaign Successes Open New Appraisal and Development Fairways

Llanos 123 Block (GeoPark operated, 50% WI) – Llanos Basin in Colombia:

•	The Toritos 1 exploration well initiated testing in September and is currently producing 1,300 bopd

•	GeoPark is adding a new appraisal well, the Toritos Norte 1, to be spudded before year-end (subject to joint venture approval)

•	Based on these positive results, GeoPark will pursue multiple potential drilling opportunities to be tested in 2024[1] (subject to joint venture approval)

Perico Block (GeoPark non-operated, 50% WI) – Oriente Basin in Ecuador:

•	GeoPark is developing a complete structural and stratigraphic geological model for the U-sand formation after three successful wells, Yin-2, Perico Centro 1 and Perico Norte 4, currently producing more than 2,700 bopd

•	The most recent appraisal well, the Perico Norte 4, initiated testing activities in early November and is currently producing approximately 1,230 bopd of 29 degrees API with a 6% water cut

•	GeoPark is adding a new appraisal well, the Perico Norte 5, to be spudded before year-end (subject to joint venture approval)

•	Based on these positive results, GeoPark will pursue multiple potential drilling opportunities to be tested in 2024 (subject to joint venture approval)

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[1]	Please refer to the 2024 Work Program and Shareholder Return Framework published on November 8th, 2023.

CPO-5 Block – Llanos Basin in Colombia:

•	The Halcon 1 exploration well reached total depth in late October, and will test exploration potential in the northern part of the CPO-5 Block, close to the Llanos 34 Block

•	Preliminary logging information indicates hydrocarbon potential in the Guadalupe formation and production tests are expected to initiate in late November

•	The operator will spud the Perico 1 exploration well (adjacent to Halcon 1) before year-end to continue delineating the Guadalupe play in the northern part of the block

Llanos 87 Block (GeoPark operated, 50% WI) - Llanos Basin in Colombia:

•	The Zorzal Este 1 exploration well reached total depth in early November

•	Preliminary logging information indicates hydrocarbon potential in the Barco (Guadalupe) formation and production tests are expected to initiate in mid-November

•	GeoPark plans to add a new appraisal well, the Zorzal Este 2, to be spudded before year-end (subject to joint venture approval)

•	Based on these positive results, GeoPark will pursue multiple potential drilling opportunities to be tested in 2024 (subject to joint venture approval)

Llanos 34 Block (GeoPark operated, 45% WI) - Llanos Basin in Colombia:

•	The first three horizontal wells are currently producing approximately 4,600 bopd combined

•	The fourth horizontal development well initiated testing in early November 2023 and is currently producing approximately 3,450 bopd from the Mirador formation

•	The fourth horizontal well was drilled faster, to a longer lateral length, and at a lower cost compared to the first three horizontal wells

Revenue, Adjusted EBITDA and Net Profit

•	Revenue of $192.1 million

•	Adjusted EBITDA of $115.2 million (60% Adjusted EBITDA margin)

•	Operating profit of $80.5 million (42% operating profit margin)

•	Cash flow from operations of $92.6 million

•	Net profit of $24.8 million ($0.44 basic and diluted earnings per share)

Cost and Capital Efficiency as Key Differentiators

•	Capital expenditures of $44.1 million

•	3Q2023 Adjusted EBITDA to capital expenditures ratio of 2.6x

•	Last twelve-month return on capital employed (ROCE) of 42%[2]

Lower Financial Expenses and Strengthened Balance Sheet

•	Cash in hand of $106.3 million (up from $86.4 million as of June 30, 2023)

•	Financial expenses decreased to $12.5 million (from $14.1 million), after reducing gross debt by $275 million from April 2021 to December 2022

•	Net leverage of 0.8x and no principal debt maturities until 2027

•	$80 million committed credit facility in place, with no amounts drawn

Accelerated Shareholder Returns

•	Quarterly dividend of $0.134 per share, or $7.5 million in the aggregate, payable on December 11, 2023

•	Equivalent to an annualized dividend of approximately $30 million (or $0.535 per share), a 5% dividend yield3)

•	Completed share buyback program after acquiring 2.2 million shares (or 4% of total shares outstanding) for $23.6 million since November 2022

•	Expected to return over $50 million in 2023 through dividends and buybacks, exceeding the 40-50% free cash flow target

•	Renewed discretionary share buyback program for up to 10% of shares outstanding until December 2024

Upcoming Activities

•	Drilling 10-12 gross wells in 4Q2023, targeting attractive conventional, short-cycle projects

•	Key projects include:

-	CPO-5 Block: Testing the Halcon 1 exploration well and spudding the Perico 1 exploration well before year-end

-	Llanos 123 Block: Currently drilling the Bisbita Centro 1 exploration well, expected to reach total depth in mid-November, and spudding the Toritos Norte 1 appraisal well before year-end (subject to joint venture approval)

___________________

[2]	ROCE is defined as last twelve-month operating profit divided by average total assets minus current liabilities.

[3]	Based on GeoPark’s average market capitalization from October 1 to October 31, 2023.

-	Llanos 87 Block: Testing the Zorzal Este 1 exploration well and spudding the Zorzal Este 2 appraisal well before year-end (subject to joint venture approval)

-	Llanos 34 Block: Currently drilling one additional horizontal development well and spudding an additional horizontal well before year-end

-	Perico Block: Spudding the Perico Norte 5 appraisal well before year-end (subject to joint venture approval)

-	Llanos 86 and Llanos 104 Blocks (GeoPark operated, 50% WI): Preliminary activities underway targeting the acquisition of over 650 square kilometers of 3D seismic to expand the inventory of exploration prospects

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “Our team and portfolio have again delivered with the opening up of multiple new exciting growth fairways for further development following our recent drilling successes. The 2024 self-funded and flexible work program, announced today, builds on these successes to pursue multiple potential drilling opportunities to be tested in 2024. We will continue delivering on our commitment to return value to shareholders while maintaining a strong balance sheet, reducing emissions, and strengthening our relationship with our neighbors.”

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	3Q2023	2Q2023	3Q2022	9M2023	9M2022
Oil production[a] (bopd)	32,510	33,672	34,875	33,323	34,886
Gas production (mcfpd)	13,610	17,453	21,126	15,898	22,799
Average net production (boepd)	34,778	36,581	38,396	35,973	38,686
Brent oil price ($ per bbl)	86.0	78.2	98.2	82.2	101.9
Combined realized price ($ per boe)	68.3	59.5	77.5	62.9	81.2
⁻ Oil ($ per bbl)	74.6	64.3	85.9	68.4	89.7
⁻ Gas ($ per mcf)	4.4	5.0	4.5	4.7	4.8
Sale of crude oil ($ million)	184.7	173.8	248.7	533.6	784.1
Sale of purchased crude oil ($ million)	2.2	1.2	1.0	4.1	6.3
Sale of gas ($ million)	5.3	7.3	8.6	19.1	28.2
Revenue ($ million)	192.1	182.3	258.2	556.9	818.6
Commodity risk management contracts[b] ($ million)	0.0	0.0	23.0	0.0	(70.7)
Production & operating costs[c] ($ million)	(58.2)	(60.7)	(87.1)	(171.4)	(282.8)
G&G, G&Ad ($ million)	(14.1)	(13.9)	(16.7)	(39.9)	(43.2)
Selling expenses ($ million)	(3.8)	(2.2)	(2.0)	(8.3)	(5.2)
Operating profit ($ million)	80.5	69.5	145.4	226.6	347.4
Adjusted EBITDA ($ million)	115.2	103.9	141.3	334.0	408.7
Adjusted EBITDA ($ per boe)	41.0	33.9	42.4	37.7	40.6
Net profit ($ million)	24.8	33.8	73.4	84.8	172.2
Capital expenditures ($ million)	44.1	43.4	43.4	132.4	115.2
Cash and cash equivalents ($ million)	106.3	86.4	93.0	106.3	93.0
Short-term financial debt ($ million)	5.7	12.5	6.8	5.7	6.8
Long-term financial debt ($ million)	487.6	486.8	484.3	487.6	484.3
Net debt ($ million)	387.0	412.9	398.1	387.0	398.1
Dividends paid ($ per share)	0.132	0.130	0.127	0.392	0.291
Shares repurchased (million shares)	0.500	1.082	1.110	2.224	1.802
Basic shares – at period end (million shares)	56.118	56.570	58.543	56.118	58.543
Weighted average basic shares (million shares)	56.513	57.114	59.029	57.155	59.691

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 5,045 bopd, 2,952 bopd and 911 bopd in 3Q2023, 2Q2023 and 3Q2022, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.

b)	Please refer to the Commodity Risk Management Contracts section below.

c)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share based payments and purchased crude oil.

d)	G&A and G&G expenses include non-cash, share-based payments for $1.7 million, $1.7 million, and $3.9 million in 3Q2023, 2Q2023 and 3Q2022, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

Production: Oil and gas production in 3Q2023 was 34,778 boepd, down by 9% compared to 3Q2022, due to lower production in Colombia, Chile, Brazil and Ecuador. Oil represented 93% and 91% of total reported production in 3Q2023 and 3Q2022, respectively.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 3Q2023 totaled 30,559 boepd, down by 16% compared to 3Q2022, mainly due to lower consolidated production and higher royalties and economic rights paid in kind, which was partially offset by a reduction in inventories.

The mix of royalties and economic rights paid in kind versus in cash affects Revenue and Production and operating costs but it is neutral at the Adjusted EBITDA level. In 3Q2023, royalties and economic rights paid in kind increased significantly compared to 3Q2022, resulting in lower revenue and lower production and operating costs (due to lower cash royalties and economic rights paid in cash).

Reference and Realized Oil Prices: Brent crude oil prices decreased by 12% to $86.0 per bbl during 3Q2023, and the consolidated realized oil sales price decreased by 13% to $74.6 per bbl in 3Q2023.

A breakdown of reference and net realized oil prices in relevant countries in 3Q2023 and 3Q2022 is shown in the tables below:

3Q2023 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Ecuador
Brent oil price (*)	84.8	89.6	83.4
Local marker differential	(4.3)	-	-
Commercial, transportation discounts & other	(5.8)	(14.2)	(12.3)
Realized oil price	74.7	75.4	71.1
Weight on oil sales mix	96%	1%	3%

3Q2022 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Ecuador
Brent oil price (*)	98.2	98.2	98.2
Local marker differential	(3.8)	-	-
Commercial, transportation discounts & other	(8.7)	(4.8)	(5.2)
Realized oil price	85.7	93.4	93.0
Weight on oil sales mix	98%	1%	1%

(*) Corresponds to the average month of sale price ICE Brent for Colombia and Ecuador, and Dated Brent for Chile.

Revenue: Consolidated revenue decreased by 26% to $192.1 million in 3Q2023, compared to $258.2 million in 3Q2022, mainly reflecting lower oil and gas prices and lower deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 26% to $184.7 million in 3Q2023, mainly due to a 13% decrease in realized oil prices and 13% lower deliveries. Oil revenue was 96% of total revenue in 3Q2023 and 3Q2022.

The table below provides a breakdown of crude oil revenue in 3Q2023 and 3Q2022:

Oil Revenue (In millions of $)	3Q2023	3Q2022
Colombia (*)	178.0	243.6
Chile	1.0	3.0
Brazil	0.1	0.2
Ecuador	5.6	1.9
Oil Revenue	184.7	248.7

(*) Net of Commodity risk management contracts designated as cash flow hedges.

•	Colombia: 3Q2023 oil revenue decreased by 27% to $178.0 million, reflecting lower realized oil prices and lower oil deliveries. Realized prices decreased by 13% to $74.7 per bbl due to lower Brent oil prices while oil deliveries decreased by 16% to 27,022 bopd. Earn-out payments decreased to $7.2 million in 3Q2023, compared to $9.3 million in 3Q2022 in line with lower oil prices. Commodity risk management contracts designated as cash flow hedges amounted to $0.7 million in 3Q2023, reflecting hedges with ceiling prices below actual Brent oil prices during the quarter.

•	Chile: 3Q2023 oil revenue decreased by 66% to $1.0 million, reflecting lower realized prices and lower oil deliveries. Realized prices decreased by 19% to $75.4 per bbl due to lower Brent oil prices while oil deliveries decreased by 57% to 147 bopd, affected by temporarily shut-in oil production due to commercial negotiations with ENAP, the oil offtaker in Chile. GeoPark reached an agreement with ENAP and as of August 2023, it gradually started reopening temporarily shut-in oil production of 400 bopd.

•	Ecuador: 3Q2023 oil revenue increased by 190% to $5.6 million, reflecting higher deliveries that were partially offset by lower realized prices. Oil deliveries increased by 279% to 859 bopd while realized prices decreased by 24% to $71.1 per bbl. Deliveries in Ecuador are net of the Government’s production share.

Sales of purchased crude oil: 3Q2023 sales of purchased crude oil increased 125% to $2.2 million, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased being reflected in production and operating costs). Sales of purchased crude oil were 1% of total revenue in 3Q2023 and 3Q2022.

Sales of gas: Consolidated gas revenue decreased by 39% to $5.3 million in 3Q2023 compared to $8.6 million in 3Q2022, reflecting 37% lower gas deliveries and 3% lower gas prices. Gas revenue was 3% of total revenue in 3Q2023 and 3Q2022.

The table below provides a breakdown of gas revenue in 3Q2023 and 3Q2022:

Gas Revenue (In millions of $)	3Q2023	3Q2022
Chile	2.4	4.2
Brazil	2.6	4.3
Colombia	0.3	0.1
Gas Revenue	5.3	8.6

•	Chile: 3Q2023 gas revenue decreased by 43% to $2.4 million, reflecting lower gas deliveries and lower gas prices. Gas deliveries fell by 32% to 7,988 mcfpd (1,331 boepd). Gas prices were 16% lower, at $3.2 per mcf ($19.4 per boe) in 3Q2023.

•	Brazil: 3Q2023 gas revenue decreased by 40% to $2.6 million, reflecting lower gas deliveries, partially offset by higher gas prices. Gas deliveries decreased by 49% from the Manati gas field to 4,392 mcfpd (732 boepd). Gas prices increased by 18% to $6.4 per mcf ($38.4 per boe) in 3Q2023.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts amounted to zero in 3Q2023, compared to a $23.0 million gain in 3Q2022.

The table below provides a breakdown of realized and unrealized commodity risk management charges in 3Q2023 and 3Q2022:

Commodity Risk Management (In millions of $)	3Q2023	3Q2022
Realized loss	-	(13.8)
Unrealized gain	-	36.8
Commodity Risk Management Contracts	-	23.0

In 3Q2023 GeoPark had zero cost collars covering 9,000 bopd including purchased puts with an average price of $70.0 per bbl and sold calls at an average price of $94.7 per bbl. As from January 1, 2023 Commodity risk management contracts are designated and qualify as cash flow hedges, so that realized gains or losses are recorded in Revenue.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place as of the date of this release.

Production and Operating Costs: Consolidated production and operating costs decreased to $58.2 million from $87.1 million, mainly resulting from lower royalties and economic rights paid in cash (due to lower oil prices and higher royalties and economic rights paid in kind), partially offset by higher operating costs.

The table below provides a breakdown of production and operating costs in 3Q2023 and 3Q2022:

Production and Operating Costs (In millions of $)	3Q2023	3Q2022
Royalties paid in cash	(0.8)	(15.5)
Economic rights paid in cash	(14.8)	(47.0)
Operating costs	(40.6)	(23.6)
Purchased crude oil	(1.9)	(0.7)
Share-based payments	(0.2)	(0.3)
Production and Operating Costs	(58.2)	(87.1)

Consolidated royalties paid in cash amounted to $0.8 million in 3Q2023 compared to $15.5 million in 3Q2022, in line with lower oil prices and higher volumes of royalties being paid in kind.

Consolidated economic rights paid in cash (including high price participation, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $14.8 million in 3Q2023 compared to $47.0 million in 3Q2022, in line with lower oil prices and higher volumes of economic rights paid in kind.

Consolidated operating costs increased to $40.6 million in 3Q2023 compared to $23.6 million in 3Q2022, reflecting higher energy costs due to lower availability of hydroelectric power in Colombia and inflationary pressures.

The breakdown of operating costs is as follows:

•	Colombia: Total operating costs increased to $33.5 million in 3Q2023 from $19.4 million in 3Q2022, mainly due to higher operating costs per boe, partially offset by lower deliveries (deliveries in Colombia decreased by 16%). Increased operating costs per boe in 3Q2023 mainly reflected higher energy costs due to a drought affecting the energy matrix in Colombia with lower availability of hydroelectric power, as well as inflationary pressures (the general inflation index was approximately 8% in 9M2023).

•	Chile: Total operating costs decreased to $1.8 million in 3Q2023 from $2.6 million in 3Q2022, mainly due to lower oil and gas deliveries (deliveries in Chile decreased by 36%), partially offset by higher operating costs per boe.

•	Brazil: Total operating costs increased to $1.2 million in 3Q2023 from $0.8 million in 3Q2022, due to higher operating costs per boe, partially offset by lower gas deliveries from the Manati field (deliveries in Brazil decreased by 49%).

•	Ecuador: Total operating costs increased to $4.1 million in 3Q2023 from $0.6 million in 3Q2022, mainly due to higher deliveries (deliveries in Ecuador increased by 279%) and higher operating costs per boe.

Consolidated purchased crude oil charges amounted to $1.9 million in 3Q2023 compared to $0.7 million in 3Q2022, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in Revenue).

Selling Expenses: Consolidated selling expenses increased to $3.8 million in 3Q2023 compared to $2.0 million in 3Q2022.

Geological & Geophysical Expenses: Consolidated G&G expenses increased to $2.6 million in 3Q2023 compared to $2.3 million in 3Q2022.

Administrative Expenses: Consolidated G&A decreased to $11.6 million in 3Q2023 compared to $14.3 million in 3Q2022.

Adjusted EBITDA: Consolidated Adjusted EBITDA4 decreased by 18% to $115.2 million in 3Q2023 (on a per boe basis, Adjusted EBITDA decreased to $41.0 per boe in 3Q2023 from $42.4 per boe in 3Q2022).

Adjusted EBITDA (In millions of $)	3Q2023	3Q2022
Colombia	115.6	139.1
Chile	1.0	3.6
Brazil	0.6	2.5
Argentina	(0.9)	(1.6)
Ecuador	0.7	0.7
Corporate	(1.7)	(3.0)
Adjusted EBITDA	115.2	141.3

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 3Q2023 and 3Q2022, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Ecuador		Total[d]
	3Q23	3Q22	3Q23	3Q22	3Q23	3Q22	3Q23	3Q22	3Q23	3Q22
Production (boepd)	31,780	33,338	1,565	2,425	774	1,439	659	1,194	34,778	38,396
Inventories, RIK & Other[a]	(4,645)	(1,212)	(86)	(121)	(29)	19	202	(967)	(4,219)	(2,175)
Sales volume (boepd)	27,135	32,126	1,479	2,304	745	1,458	861	227	30,559	36,221
% Oil	99.6%	99.8%	10%	15%	2%	1%	100%	100%	93%	90%
($ per boe)
Realized oil price	74.7	85.7	75.4	93.4	88.1	100.1	71.1	93.0	74.6	85.9
Realized gas price[c]	28.7	27.1	19.4	23.1	38.4	32.5	-	-	26.3	27.1
Realized commodity risk management contracts (Cash flow hedge)	(0.3)	-	-	-	-	-	-	-	(0.2)	-
Earn-out	(2.9)	(3.2)	-	-	-	-	-	-	(2.8)	(2.8)
Combined Price	71.4	82.5	24.9	33.7	39.3	33.4	71.1	93.0	68.4	77.5
Realized commodity risk management contracts	-	(4.7)	-	-	-	-	-	-	-	(4.2)
Operating costs[e]	(14.2)	(6.7)	(14.4)	(12.4)	(21.2)	(8.7)	(51.7)	(30.7)	(15.3)	(7.3)
Royalties & economic rights	(6.1)	(21.0)	(0.9)	(1.3)	(3.1)	(2.6)	-	-	(5.5)	(18.8)
Purchased crude oil[b]	-	-	-	-	-	-	-	-	(0.7)	(0.3)
Selling & other expenses	(1.3)	(0.5)	(0.4)	(0.4)	-	(0.0)	(4.7)	(19.6)	(1.3)	(0.6)
Operating Netback/boe	49.8	49.6	9.2	19.6	15.0	22.1	14.8	42.7	45.6	46.4
G&A, G&G & other									(4.6)	(4.0)
Adjusted EBITDA/boe									41.0	42.4

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[4]	See “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” included in this press release.

a)	RIK (Royalties in kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 5,045 bopd and 911 bopd in 3Q2023 and 3Q2022, respectively. No royalties were paid in kind in Chile, Brazil or Ecuador. Production in Ecuador is reported before the Government’s production share.

b)	Reported in the Corporate business segment.

c)	Conversion rate of $mcf/$boe=1/6.

d)	Includes amounts recorded in the Corporate business segment.

e)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).

Operating costs per boe in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash, as operating cost per boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges increased to $29.8 million in 3Q2023 compared to $21.4 million in 3Q2022.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $9.3 million in 3Q2023 compared to $5.9 million in 3Q2022. Amounts recorded in 3Q2023 correspond to unsuccessful exploration efforts in the Llanos 124 Block (GeoPark operated, 50% WI), and to a lesser extent in the Llanos 34 Block, both in Colombia.

Other Income (Expenses): Other operating income (expenses) showed a $3.6 million gain in 3Q2023, compared to a $2.6 million loss in 3Q2022.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses decreased to $12.5 million in 3Q2023 from $14.1 million in 3Q2022, mainly resulting from a sustained deleveraging process that started in April 2021 and continued in 2022.

Foreign Exchange: Net foreign exchange losses amounted to $4.0 million in 3Q2023 compared to an $11.5 million gain in 3Q2022. Foreign exchange losses in 3Q2023 reflected the revaluation of the local currency in Colombia (the Colombian Peso revalued by approximately 3% from June 30 to September 30, 2023).

Income Tax: Income taxes totaled $41.2 million in 3Q2023 compared to $70.2 million in 3Q2022, mainly resulting from lower profits before income taxes plus the effect of fluctuations of the Colombian Peso on deferred income taxes, partially offset by the effects of the tax reform in Colombia applicable in fiscal year 2023.

Net Profit: Net profit decreased to $24.8 million in 3Q2023 compared to $73.4 million in 3Q2022.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $106.3 million as of September 30, 2023, compared to $128.8 million as of December 31, 2022.

This net decrease is explained by the following:

Cash and Cash Equivalents (In millions of $)	9M2023
Cash flows from operating activities	190.3
Cash flows used in investing activities	(132.4)
Cash flows used in financing activities	(81.0)
Currency Translation	0.5
Net decrease in cash & cash equivalents	(22.5)

Cash flows from operating activities of $190.3 million in the nine-month period ended September 30, 2023 included income tax payments of $125.3 million5 (including current income taxes withholding and self-withholding taxes paid in the nine-month period ended September 30, 2023).

Cash flows used in financing activities mainly included $27.5 million related to interest payments, $23.6 million related to executing the Company’s share buyback program and $22.3 million related to dividend payments.

Financial Debt: Total financial debt net of issuance cost was $493.3 million, all corresponding to the 2027 Notes. Short-term financial debt was $5.7 million as of September 30, 2023, and corresponds to interest accrued on the 2027 Notes.

Financial Debt (In millions of $)	September 30, 2023	December 31, 2022
2027 Notes	493.3	497.6
Financial debt	493.3	497.6

For further details, please refer to Note 13 of GeoPark’s consolidated financial statements as of September 30, 2023, available on the Company’s website.

FINANCIAL RATIOSa

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
3Q2022	491.1	93.0	398.1	0.8x	12.7x
4Q2022	497.6	128.8	368.8	0.7x	14.9x
1Q2023	491.6	145.4	346.2	0.7x	15.8x
2Q2023	499.3	86.4	412.9	0.8x	15.4x
3Q2023	493.3	106.3	387.0	0.8x	15.5x

a)	Based on trailing last twelve-month financial results (“LTM”).

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times in order for GeoPark to incur new debt.

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume (bopd)	Contract Terms (Average $ per bbl)
				Purchased Put	Sold Call
4Q2023	Zero cost collar	Brent	9,000	69.4	91.8
1Q2024	Zero cost collar	Brent	8,500	65.6	92.0
2Q2024	Zero cost collar	Brent	9,000	67.5	97.0
3Q2024	Zero cost collar	Brent	7,000	66.4	99.3
4Q2024	Zero cost collar	Brent	1,000	70.0	96.0

___________________

5 Includes current income tax payments and withholding taxes from clients for $19.7 million (included within “Change in working capital” line item of the Statement of Cash Flow). For further details, please refer to the Statement of Cash Flow as of September 30, 2023, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia (In millions of $)	3Q2023	3Q2022
Sale of crude oil	178.0	243.6
Sale of gas	0.3	0.1
Revenue	178.3	243.7
Production and operating costs[a]	(48.9)	(81.6)
Adjusted EBITDA	115.6	139.1
Capital expenditure	41.3	36.7

Chile (In millions of $)	3Q2023	3Q2022
Sale of crude oil	1.0	3.0
Sale of gas	2.4	4.2
Revenue	3.4	7.1
Production and operating costs[a]	(1.9)	(2.9)
Adjusted EBITDA	1.0	3.6
Capital expenditure	0.0	0.2

Brazil (In millions of $)	3Q2023	3Q2022
Sale of crude oil	0.1	0.2
Sale of gas	2.6	4.3
Revenue	2.7	4.5
Production and operating costs[a]	(1.4)	(1.2)
Adjusted EBITDA	0.6	2.5
Capital expenditure	0.0	0.0

Ecuador (In millions of $)	3Q2023	3Q2022
Sale of crude oil	5.6	1.9
Sale of gas	0.0	0.0
Revenue	5.6	1.9
Production and operating costs[a]	(4.1)	(0.6)
Adjusted EBITDA	0.7	0.7
Capital expenditure	2.8	6.4

a) Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil.

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	3Q2023	3Q2022	9M2023	9M2022

REVENUE
Sale of crude oil	184.7	248.7	533.6	784.1
Sale of purchased crude oil	2.2	1.0	4.1	6.3
Sale of gas	5.3	8.6	19.1	28.2
TOTAL REVENUE	192.1	258.2	556.9	818.6
Commodity risk management contracts	0.0	23.0	0.0	(70.7)
Production and operating costs	(58.2)	(87.1)	(171.4)	(282.8)
Geological and geophysical expenses (G&G)	(2.6)	(2.3)	(7.6)	(8.0)
Administrative expenses (G&A)	(11.6)	(14.3)	(32.3)	(35.1)
Selling expenses	(3.8)	(2.0)	(8.3)	(5.2)
Depreciation	(29.8)	(21.4)	(86.4)	(66.2)
Write-off of unsuccessful exploration efforts	(9.3)	(5.9)	(21.5)	(5.9)
Other	3.6	(2.6)	(2.8)	2.7
OPERATING PROFIT	80.5	145.4	226.6	347.4

Financial costs, net	(10.6)	(13.3)	(29.9)	(44.0)
Foreign exchange (loss) gain	(4.0)	11.5	(16.9)	12.0
PROFIT BEFORE INCOME TAX	65.9	143.6	179.7	315.4

Income tax	(41.2)	(70.2)	(94.9)	(143.1)
PROFIT FOR THE PERIOD	24.8	73.4	84.8	172.2

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	Sep '23	Dec '22

Non-Current Assets
Property, plant and equipment	699.9	666.8
Other non-current assets	63.2	69.0
Total Non-Current Assets	763.1	735.8

Current Assets
Inventories	12.2	14.4
Trade receivables	63.3	71.8
Other current assets	27.1	23.1
Cash at bank and in hand	106.3	128.8
Total Current Assets	208.9	238.1

Total Assets	972.0	974.0

Total Equity	157.4	115.6

Non-Current Liabilities
Borrowings	487.6	485.1
Other non-current liabilities	135.8	144.1
Total Non-Current Liabilities	623.4	629.2

Current Liabilities
Borrowings	5.7	12.5
Other current liabilities	185.5	216.6
Total Current Liabilities	191.2	229.2
Total Liabilities	814.6	858.4
Total Liabilities and Equity	972.0	974.0

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	3Q2023	3Q2022	9M2023	9M2022

Cash flow from operating activities	92.6	141.1	190.3	354.1
Cash flow used in investing activities	(44.1)	(42.6)	(132.4)	(100.1)
Cash flow used in financing activities	(28.6)	(127.5)	(81.0)	(262.4)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

9M2023 (In millions of $)	Colombia	Chile	Brazil	Ecuador	Other(a)	Total
Adjusted EBITDA	331.2	3.6	4.5	2.2	(7.4)	334.0
Depreciation	(71.7)	(7.8)	(1.7)	(5.1)	(0.0)	(86.4)
Write-off of unsuccessful exploration efforts	(21.5)	-	-	-	-	(21.5)
Share based payment	(0.9)	(0.1)	(0.0)	(0.0)	(4.3)	(5.3)
Lease Accounting - IFRS 16	6.1	0.7	0.7	0.0	-	7.6
Others	2.2	(2.2)	(0.2)	(0.5)	(1.1)	(1.9)
OPERATING PROFIT (LOSS)	245.4	(5.9)	3.3	(3.4)	(12.8)	226.6
Financial costs, net						(29.9)
Foreign exchange charges, net						(16.9)
PROFIT BEFORE INCOME TAX						179.7

9M2022 (In millions of $)	Colombia	Chile	Brazil	Ecuador	Other(a)	Total
Adjusted EBITDA	401.1	9.1	10.0	1.5	(13.0)	408.7
Depreciation	(52.8)	(10.9)	(2.2)	(0.0)	(0.2)	(66.2)
Unrealized commodity risk management contracts	10.3	-	-	-	-	10.3
Write-off of unsuccessful exploration efforts	(5.9)	-	-	-	-	(5.9)
Share based payment	(1.2)	(0.2)	(0.0)	(0.0)	(6.1)	(7.6)
Lease Accounting - IFRS 16	3.4	0.8	1.0	0.0	0.1	5.4
Others	1.6	0.5	0.4	(0.0)	0.2	2.7
OPERATING PROFIT (LOSS)	356.4	(0.7)	9.2	1.5	(19.1)	347.4
Financial costs, net						(44.0)
Foreign exchange charges, net						12.0
PROFIT BEFORE INCOME TAX						315.4

(a)	Includes Argentina and Corporate.

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	Sept 2023	Sept 2022
Last twelve-month Operating Income	308.3
Total Assets – Period-end	972.0	902.7
Current Liabilities – Period-end	(191.2)	(204.8)
Capital Employed – Period-end	780.8	697.9
Average Capital Employed	739.4	-
Average Return on Average Capital Employed	42%

CONFERENCE CALL INFORMATION

Reporting Date and Conference Call for 3Q2023 Financial Results

In conjunction with the 3Q2023 results press release, GeoPark management will host a conference call on November 9, 2023, at 10:00 am (Eastern Standard Time).

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/344411932

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 (646) 904-5544

International Participants: +1 (833) 470-1428

Passcode: 865697

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
ANH	Agencia Nacional de Hidrocarburos (Colombia)
Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel
Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
G&A	Administrative Expenses
G&G	Geological & Geophysical Expenses
LTM	Last Twelve Months
Mboe	Thousand barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Net Debt	Current and non-current borrowings less cash and cash equivalents
WI	Working interest
NPV10	Present value of estimated future oil and gas revenue, net of estimated direct expenses, discounted at an annual rate of 10%

NOTICE

Additional information about GeoPark can be found in the Invest with Us section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, production guidance, shareholder returns, Adjusted EBITDA, capital expenditures, cash income taxes and free cash flow. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.134 PER SHARE

AND RENEWAL OF SHARE REPURCHASE PROGRAM

Bogota, Colombia – November 8, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announced that its Board of Directors has declared a quarterly cash dividend of $0.134 per share ($7.5 million in the aggregate) payable on December 11, 2023, and the renewal, until December 31, 2024, of the share repurchase program for up to 10% of its outstanding shares. All figures are expressed in US Dollars.

Quarterly Cash Dividend

•	The Board of Directors has declared a quarterly cash dividend of $0.134 per share ($7.5 million in the aggregate) payable on December 11, 2023, to the shareholders of record at the close of business on November 27, 2023

Renewal of Share Buyback Program

•	GeoPark concluded its 2023 share repurchase program on November 8, 2023, with 2,223,588 shares acquired, and a total amount invested of $23,611,225 including transaction costs

•	The Board of Directors has approved the renewal, until December 31, 2024, of the repurchase program for up to 10% of its outstanding shares or approximately 5,611,797 shares

•	The share repurchases may be made from time to time through open market transactions, block trades, privately negotiated transactions or otherwise, and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory considerations, and other relevant factors

As detailed in our 2024 Work Program, GeoPark plans to deliver another year of strong operational and financial performance, and free cash flow generation. The Company is also targeting the return of 40-50% of its free cash flow1 to shareholders through a combination of base dividends and discretionary buybacks and/or variable dividends.

___________________

[1]	Free cash flow is used here as Adjusted EBITDA less capital expenditures and mandatory interest payments, after applicable income taxes.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Certain amounts and percentages included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected oil and gas production, operational and financial performance, including free cash flow generation and excess cash flow returns to shareholders, timing, method and amount of share repurchases, oil prices, commodity risk management contracts, and the Company’s capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

2

Item 3

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES 2024 WORK PROGRAM

AND SHAREHOLDER RETURN GUIDELINES

ANOTHER ACTIVE YEAR FOCUSED ON GROWTH,

LOW-RISK DEVELOPMENT, EXPLORATION TARGETS,

AND SUSTAINED SHAREHOLDER RETURNS

Bogota, Colombia – November 8, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator, and consolidator, today announced its work program and shareholder return framework for 2024. All figures are expressed in US Dollars.

A conference call to discuss third quarter 2023 financial results and the 2024 work program and shareholder return framework will be held on November 9, 2023, at 10:00 a.m. Eastern Standard Time.

2024 Work Program Summary ($80-90/bbl Brent)

Production: 37,000-40,000 boepd average production (assuming no production from the 2024 exploration drilling program), 1-10%1 production growth versus 2023E.

The 2024 expected average production reflects growing production in Colombia and Ecuador (3-11%)2, relatively flat production in Brazil and declining production in Chile.

Drilling plan: 35-45 gross wells, including 5-10 gross exploration wells and 30-35 appraisal and development wells.

Capital expenditures program: $150-200 million, with approximately 20-30% to be allocated to exploration and 70-80% to be allocated to the development and delineation of high-potential, short-cycle and near-field projects in the Llanos basin in Colombia and in the Oriente basin in Ecuador.

Assuming $80-90 per bbl Brent base case, GeoPark expects to generate an Adjusted EBITDA3 of $420-550 million4 in 2024, or 2-3 times total capital expenditures.

2024 Shareholder Returns

GeoPark’s high-quality asset base and low-breakeven production have allowed the Company to fully fund its work programs since 2015 while maintaining a strong balance sheet and returning value to shareholders.

Since January 2021 to date, the Company has reduced gross debt by $275 million and returned $125 million in direct shareholder distributions through dividends and buybacks.

___________________

1	Calculated using the mid-point of the 2023E average production of 36,000-37,000 boepd and the 2024E expected low and high production ranges of 37,000-40,000 boepd.

2	Calculated using the 2024E expected low and high production ranges in Colombia and Ecuador.

3	The Company is unable to present a quantitative reconciliation of the 2024 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2023 free cash flow forecast.
4	Assuming a $4-5 Vasconia/Brent differential.

In 2023 GeoPark is returning over $50 million on capital returns to shareholders, including the announced dividend of $7.5 million to be paid in December, thereby exceeding the target of returning 40-50% of free cash flow to shareholders.

In 2024, GeoPark will continue targeting to return 40-50% of its free cash flow to shareholders through a combination of base dividends and discretionary buybacks and/or variable dividends.

The Company’s future shareholder returns, including but not limited to dividends and buybacks, and the level thereof is uncertain. Any decision to pay dividends or buyback shares will be subject to the discretion of the Board of Directors and may depend on a variety of factors, including, without limitation the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time.

2024 Free Cash Flow & Shareholder Returns

The table below shows the estimated Adjusted EBITDA, free cash flow and shareholder returns using the base work program targeting production of 37,000-40,000 boepd and capital expenditures of $150-200 million:

(in $ million)	(Base Case) $80-90 per bbl
Adjusted EBITDA[3]	$420-550
Capital Expenditures	$150-200
Mandatory Debt Service Payments[5]	$27-30
Cash taxes[6]	$145-160
Free Cash Flow	$90-160

Shareholder Returns
Dividends & Buybacks	$40-80
Capital Return Yield[7] (in %)	7-14%

Adjusted EBITDA Sensitivities: assuming production of 37,000-40,000 boepd, Adjusted EBITDA would be as follows:

-	At $70 per bbl Brent: Adjusted EBITDA of $350-390 million

-	At $100 per bbl Brent: Adjusted EBITDA of $550-620 million

___________________

[5]	Excluding potential and voluntary prepayments on existing financial debt.

[6]	Cash taxes include current taxes plus withholding and self-witholding taxes. 2024E cash taxes are subject to change depending on the actual 2023 current tax provision that will be paid in 2024.

[7]	Calculated as expected shareholder returns (dividends and buybacks), divided by GeoPark’s average market capitalization from October 1 to October 31, 2023.

2

Production Breakdown

The 2024 production guidance of 37,000-40,000 boepd (assuming no production from the 2024 exploration drilling program) includes 33,000-35,500 boepd in Colombia, 1,600-2,000 boepd in Ecuador, 1,000-1,300 boepd in Chile, and 1,000-1,200 boepd in Brazil. The production mix is expected to be ~95% oil and ~5% natural gas.

Capital Expenditures and Activity Breakdown

•	Colombia - $140-170 million: Focus on continuing development of core Llanos 34 Block (GeoPark operated, 45% WI), accelerating development, delineation and exploration activities in high-potential blocks near Llanos 34 plus 3D seismic and other pre-drilling activities to continue adding new plays, leads and prospects.

The activity breakdown in Colombia includes:

-	Llanos 34 Block: 18-20 gross development and injector wells and one exploration well plus infrastructure and facilities to continue optimizing operations

-	CPO-5 Block (GeoPark non-operated, 30% WI): the operator, ONGC, plans to drill 4-5 gross wells (3-4 development and appraisal wells and 1-2 exploration wells), acquire 3D seismic and other infrastructure and facilities

-	Llanos 87/Llanos 123 Blocks (GeoPark operated, 50% WI): 3-9 gross appraisal wells and one exploration well (subject to joint venture approval) with a focus on continuing to delineate the Toritos and Zorzal Este oil plays

-	Put 8 Block (GeoPark operated, 50% WI): 1-2 gross exploration wells

-	Seismic acquisition and reprocessing and other preoperational activities in the Llanos and Putumayo basins

•	Ecuador - $10-30 million: 2-7 gross appraisal wells and one exploration well plus facilities, environmental and other optimization projects with focus on the Perico Block (GeoPark non-operated, 50% WI) and to a lesser extent in the Espejo Block (GeoPark operated, 50% WI).

Certain activities included in the 2024 work program are still subject to obtaining required joint venture, environmental, social or other regulatory approvals. In the blocks that GeoPark does not operate, activities are subject to timely execution by the operator.

Work Program Flexible at Different Oil Price Scenarios

GeoPark’s 2024 work program can be rapidly adapted to different oil price scenarios, illustrating the high quality of the Company’s assets and strong financial performance even in volatile oil price environments.

•	Above $90/bbl Brent oil price: Capital expenditures can be expanded to $200-250 million by adding incremental development and exploration projects

•	Below $70/bbl Brent oil price: Capital expenditures can be reduced to $100-150 million by focusing on the lowest-risk projects with shorter payback periods

GeoPark has oil hedges in place providing price risk protection over the next 12 months. Please refer to Note 4 of GeoPark’s consolidated financial statements for the period ended September 30, 2023 for further details on volumes, type of contracts, and average prices.

GeoPark monitors market conditions on a continuous basis and may enter into additional commodity risk management contracts to secure minimum oil prices for its 2024 production and beyond.

3

CONFERENCE CALL INFORMATION

Reporting Date, Conference Call & Webcast for 3Q2023 financial results, and 2024 Work Program and Shareholder Return Framework

In conjunction with the 3Q2023 results press release, GeoPark management will host a conference call on November 9, 2023, at 10:00 am (Eastern Standard Time) to discuss the 3Q2023 financial results and the Work Program and Shareholder Return Framework for 2024.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/344411932

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 (646)-904-5544

International Participants: +1 (833)-470-1428

Passcode: 865697

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

4

RECONCILIATION OF ADJUSTED EBITDA AND FREE CASH FLOW

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events.

Free Cash Flow is defined as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash tax payments.

The Company is unable to present a quantitative reconciliation of the 2024 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2024 free cash flow forecast.

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For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

6

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe sales volumes
Bbl	Barrel
Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Operating netback

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts and other non-recurring events. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working Interest

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NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected oil and gas production, drilling plan, operational and financial performance, including Adjusted EBITDA, expected free cash flow and shareholder returns, dividends and buyback forecasts, increasing shareholder returns, timing, method and amount of share repurchases, oil prices, commodity risk management contracts, capital return yield, and our capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: November 9, 2023